March 10, 2009

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: Tidewater Inc. File No. 001-06311

Ladies and Gentlemen:

Transmitted herewith is Tidewater’s reply to the Commission’s inquiry letter of February 13, 2009.

Sincerely,

/s/ Quinn P. Fanning
Quinn P. Fanning
Executive Vice President and
Chief Financial Officer

March 10, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

This letter is the response of Tidewater Inc. (the “company” or “Tidewater”) to the staff’s comment letter dated February 13, 2009, regarding the company’s Annual Report on Form 10-K for the year ended March 31, 2008, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and Schedule 14A filed June 27, 2008. For the staff’s convenience, we have numbered and reproduced below the full text of the staff’s comments, each of which is followed by the company’s response.

Form 10-K: For the fiscal year ended March 31, 2008

Item 1. Business

Areas of Operation, page 6

Comment 1: On page 6 of your Form 10-K you state that the principal areas of your operations include the Persian Gulf and the Caspian Sea. Iran abuts both the Persian Gulf and the Caspian Sea, and that country is identified by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any disclosure regarding contacts with Iran.

Please describe for us, in reasonable detail, your past, present, and anticipated contacts with Iran, if any, whether through direct or indirect arrangements. Your response should describe any products, equipment, technology, and services you have provided to Iran, including the supply shipments made, and the marine support services rendered, to Iran. Your response should also describe any agreements or arrangements you may have, directly or indirectly, with the government of Iran or entities controlled by that government. Finally, tell us whether any of your vessels that have contacts with Iran provide any U.S.-origin goods or technology to that country or employ U.S. citizens.

Response: To our knowledge and after due internal inquiry, neither Tidewater nor any of its subsidiaries or joint ventures have, since the issuance of the Executive Order No. 12957 of March 15, 1995, and/or the effective date of the Office of Foreign Asset Control’s subsequent Iran sanctions regulations prohibiting U.S. persons from carrying on business in Iran or with Iranian persons, entered into any contracts, performed any services, exported any products, equipment, technology, chartered any vessels to Iran or to/for Iranian persons, or had any vessels call at Iranian ports.

Securities and Exchange Commission

March 10, 2009

ITEM 3. Legal Proceedings, page 15

Comment 2: We note your cross-reference to disclosure contained in Note 10 to your financial statements. In future filings, please revise to briefly disclose under Item 3 the current legal proceedings related to certain of your practices under the United States Foreign Corrupt Practices Act. In addition, please specify that additional disclosure regarding the FCPA proceedings is provided elsewhere in the filing.

Response: In future filings we will briefly disclose under Item 3 the current legal proceedings related to certain of our practices under the United States Foreign Corrupt Practices Act (FCPA). We will also specify that additional disclosure regarding the FCPA proceedings is provided elsewhere in the filing.

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General Market Conditions and Consolidated Results of Operations, page 24

Comment 3: We note that you have provided tables that itemize the components of your company’s vessel operating costs on both a consolidated and reportable segment basis. However, your MD&A discussion regarding your company’s results of operations for comparative reporting periods provides a very limited analysis of the factors, industry trends, and/or operating trends which have resulted in fluctuations in the material components of your company’s vessel costs. For example, based upon your disclosure, it is unclear to what extent the increases in your company’s international crew costs during fiscal years 2008 and 2007 have resulted from “inflationary increases in labor costs around the world” versus the need for a greater number of specially trained fleet personnel for the newer, technically sophisticated anchor towing supply vessels and platform supply vessels that have been added to your fleet (page 31).

For the aforementioned reasons, we believe that you should expand your MD&A disclosure to discuss, as well as quantify to the extent known, the impact of changes in i) price, ii) quantity or consumption (i.e., usage), and iii) other quantitative and qualitative factors (e.g. number of ships dry-docked) on the material components of the vessel operating costs incurred by each of your segments.

Securities and Exchange Commission

March 10, 2009

Response:

The material components of our vessel operating costs are crew costs and repair and maintenance costs (in fiscal years 2006-2008 they comprised, in the aggregate, 72%-75% of total vessel operating costs.) In the General Market Conditions and Consolidated Results of Operations discussion on page 24 of our Annual Report on Form 10-K for the year ended March 31, 2008, we identify the major factors which affect crew costs (“fleet size and utilization”) and the primary influences on the level of repair and maintenance costs (“customer demands, vessel age, and drydockings”). We do not currently quantify the portion of increase in any particular line item due to inflationary pressures, nor do we quantify the number of ships drydocked or the number of drydocking days associated with overall repairs and maintenance expense.

We note that drydockings only affect repair and maintenance costs when performed during the initial depreciable life of the vessel, after which such costs are capitalized in accordance with company policy. In addition, a variety of factors can have an impact on drydocking days, including the type and age of the vessel being dry docked and the nature of the repairs and/or maintenance being completed. Finally, in some cases, our contracts with customers provide for the customer to pay for maintenance days while, in other cases, our contracts with customers require us to pay for maintenance days. As a result, we do not believe that identifying the number of ships drydocked or the number of drydocking days for repairs and maintenance expense provides the reader with any particular useful insight as to business performance or trends.

We will, however, enhance our disclosure in future filings, where appropriate, to identify and discuss economic, market and industry trends that have had a material impact on these or other significant components of our costs, further broken out by each segment of our business, and we will attempt to give the reader some sense of the magnitude of the impact that such trends have had (for example, by listing them in order of importance). We will also disclose, to the extent relevant, additional information specific to each reporting period that would help the reader better understand the reasons for any material changes in these costs components. For example, we can quantify and disclose the number of vessels in each operating segment for each period presented, and/or the number of new vessels delivered during the reporting period in each segment, both of which are significant drivers of crew costs.

Comment 4: We note that you have provided tables that show detailed statistics related to each of the vessel classes in each of your reportable segments. These statistics include the number of vessels owned by your company, your company’s vessel utilization rates, and your company’s average daily charter rates. We also note that the narrative portion of your MD&A disclosure quantifies the percentage or absolute change in the average charter daily rates and utilization rates of your company’s vessels by vessel class. However, given the disparities in the average daily charter rates commanded by your company’s different vessel classes, it appears that the vessel statistical data that has been disclosed may be more meaningful if presented along with the total amount of revenue

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March 10, 2009

generated by each vessel class for each segment. In this regard, such disclosure may facilitate a better understanding of how the changes in the average daily charter rate and/or utilization rate of a single vessel class impacts your segment and consolidated revenue and operating results. Please consider expanding your MD&A disclosure accordingly.

Response: In future filings we will include tabular disclosure of the amount of revenue generated by each class of vessel, broken out between United States and International, and in total for the worldwide fleet. See Exhibit 1 for an example of the disclosure to be provided in future filings.

Comment 5: We note that a significant portion of your disclosure regarding your segments’ results of operations is dedicated to discussing the amounts by which the utilization rates and average daily charter rates of each vessel class has changed. However, as such information can be ascertained and/or easily calculated from your tables, we believe you should consider refocusing the narrative section of your MD&A disclosure on the discussion of the underlying business, industry, or operating factors directly impacting the daily charter rates and utilization rates of each vessel class. In this regard, please consider expanding your MD&A disclosure to discuss and quantify (to the extent known) information including, but not limited to the following, regarding the changes in average daily charter rates, utilization rates and revenue recognized for each vessel class:

•	the impact of the modernization of your company’s fleet and the rates commanded by your company’s newer, larger vessels versus older vessels on each vessel class’s charter rates and revenue;

•	significant changes in demand for each vessel class, the reason(s) for such changes, and the impact on utilization, charter rates, and revenue recognized;

•

quantification of material changes in the number of days that each class of vessel is on-hire and/or off-hire due to factors such as dry-dockings, vessel stackings, and the relocation of vessels, as well as disclosure of the impact on utilization rates and revenue;

•	the specific impact of the change in the number of vessels of a particular class, as well as the resulting increase or decrease to the number of days on-hire, on each segment’s revenue.

In connection with revising your disclosure, please consider reorganizing your MD&A disclosure such that your narrative discussion follows the tabular information to which it relates.

Response: In future filings we will expand the narrative section of our MD&A disclosures to include additional discussions of the underlying business, industry or operating factors believed by us to have had a material impact on each of our vessel classes’ daily charter rates and utilization rates. It should be noted that underlying business, industry and operating factors often have a similar

Securities and Exchange Commission

March 10, 2009

impact on the several classes of vessels that Tidewater operates and, therefore, a discussion of the impact of any of these factors on the entire fleet may be appropriate. That will be an assessment that we will make on a case-by-case basis. In the expansion of our MD&A disclosures regarding changes in charter rates, utilization and revenue, we will consider including, but not limited to, information regarding the impact of the modernization of our fleet and the impact of on-hire and off-hire days related to drydockings and other major repairs, stacked vessels and mobilizations of vessels, and the impact of changes in the number of vessels in each class. We will also reorganize our MD&A disclosures so that narrative discussions correspond to the tabular information for which it relates.

Financial Statements

Balance Sheet, page F-5

Comment 6: We note that accrued expenses comprise approximately 27.4% and 31.3% of your company’s “Total current liabilities” balance at March 31, 2008 and March 31, 2007, respectively. For each of the aforementioned periods, please tell us whether your reported “accrued expenses” balance includes any items (e.g., individual liability classifications or specific accruals) that exceed 5% of your company’s “Total current liabilities” balance for the respective period. If so, please state those items separately in your balance sheet or in a note thereto. Refer to paragraph 20 of Rule 5-02 of Regulation S-X for further guidance.

Response: For each filing we review the components of Accrued Expenses to determine if the balance includes any items that exceed 5% of total current liabilities, and we will continue to review future filings and make any such required disclosures in the notes to the financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Goodwill, page F-10

Comment 7: Please tell us and disclose the amount of goodwill that has been allocated to each of your reportable segments. In addition, explain to us and disclose the basis upon which goodwill was initially assigned to those segments. Refer to paragraphs 34, 35, and 45(c) of SFAS No. 142 for guidance.

Response: Goodwill primarily relates to the 1997 acquisition of a company whose operations were located outside of the United States. However, due to the mobile nature of our primary assets and those of the acquired company and the improved customer relations as a result of the additional vessels acquired, we determined that the domestic reporting unit would benefit from the international acquisition. As a result, although the assets and liabilities acquired in the acquisition were primarily assigned to the International reporting unit, a portion of the goodwill was allocated to the United States reporting unit based on the estimated increase in the fair value of that reporting unit.

Securities and Exchange Commission

March 10, 2009

In future filings, the company will add the following disclosure to Note 1 to the consolidated financial statements:

Goodwill of $279.4 million and $49.4 million, respectively, is assigned to the International and United States reporting units. Although the assets and liabilities acquired in the acquisition of O. I. L., Ltd. were primarily assigned to the International reporting unit, a portion of the goodwill was allocated to the United States reporting unit following the acquisition based on the estimated increase in the fair value of that reporting unit.

Operating Costs, page F-12

Comment 8: Please tell us whether the operating costs incurred by your company differ for the company’s “spot” charters versus “term” charters. For example, tell us whether your company’s responsibility for costs such as fuel, canal transit fees, and port fees differs between “spot” charter contracts and “term” charter contracts. If so, please discuss this fact in your footnote disclosure. In addition, tell us whether there is a material difference between the charter rates realized under your company’s “spot” charter contracts and your company’s “term” charter contracts. Based upon your response, please consider whether your MD&A disclosure should be expanded to separately discuss the impact of “spot” charter contracts and “term” charter contracts on your company’s results of operations.

Response: We do not believe that the operating cost structure of our contracts differs based on whether a contract is considered “spot” or “term”. The responsibilities for operating costs are generally the same without regard to the length of contract. Likewise, the charter rates are not materially different between “spot” and “charter” contracts. Charter rates for “spot” and “term” contracts are more affected by our view of the rates obtainable in the future. For example, we might be willing to price a spot contract at a lower charter rate than a term contract if we believe that market rates are increasing, while the converse is true in a declining market. As a matter of practice, we do not account for or otherwise track dayrates based on “spot” versus “term” contracts, given that there is no universally agreed length of contract, within our company or without, which constitutes a “spot” contract or a “term” contract. We will disclose in future filings that there is no material difference in the cost structure of our contracts based on whether they are “spot” or “term” contracts.

(13) Segment and Geographic Distribution of Operations, page F-33

Comment 9: We note that you separately provide an appropriate measurement of operating profit for each of your two reportable business segments: United States and International. However, in your reconciliation between the total operating profit of these two reportable business segments and your consolidated earnings before income taxes, we note that you present an additional

Securities and Exchange Commission

March 10, 2009

operating profit subtotal that is “unnamed” in this reconciliation, but referred to as “operating profit” in note 14 (Supplementary Information – Quarterly Financial Data) and MD&A (page 26). In this regard, this additional subtotal is considered a non-GAAP measure as the amount does not agree to the subtotal presented as consolidated operating profit on the face of your consolidated statement of earnings. Therefore, please revise your segment note (13) to solely report the individual and aggregate amount of operating profit for the United States and International reportable business segments reconciled to your consolidated earnings before income taxes, without presenting another non-GAAP subtotal in your reconciliation. In addition, please revise note 14 (Supplementary Information) and MD&A (page 26) to present operating profit amounts that are consistent with the amounts of the consolidated operating profit subtotals reported on the face of your consolidated statements of earnings. Please revise and advise, accordingly.

Response: In future filings we will remove the unnamed subtotal from the reconciliation of segment profit to earnings before income taxes in Note 13 Segment and Geographic Distribution of Operations. Additionally, we will add a descriptive title to the face of our consolidated statement of earnings to reflect operating income (equal to total revenues less costs and expenses, or $402,025,000 for the year ended March 31, 2008). Finally, we will revise the disclosure in Note 14 Supplementary Information – Quarterly Financial Data and MD&A to present operating income that is consistent with operating income on the face of the consolidated statement of earnings. See Exhibits 2 and 3 for an example of the disclosure to be provided in future filings.

Comment 10: We note that your company owns several classes of vessels. We note further that each vessel class appears to provide different services to your company’s customers and appears to command a different charter rate. In this regard, please expand Note 13 to your financial statements to disclose the amount of revenue generated by each class of vessel (i) as a percentage of total revenue (similar to your disclosure on page 7) or (ii) in the absolute. Refer to paragraph 37 of SFAS No. 131 for further guidance.

Response: In future filings we will expand Note 13 Segment and Geographic Distribution of Operations to include tabular disclosure of the amount of revenue generated by each class of vessel as a percentage of total vessel revenue and in absolute dollars, further broken out between United States and International, and in total for the worldwide fleet. See Exhibit 2 for an example of the disclosure to be provided in future filings.

(14) Supplementary Information – Quarterly Financial Data (Unaudited), page F-34

Comment 11: We note that you refer the reader to various footnotes for detailed information regarding transactions that affected your fiscal 2008 and 2007 quarterly amounts. However, we also note that the referenced footnotes provide minimal detail, if any, regarding the specific timing of transactions that may have impacted the comparability of the quarterly financial information that you have

Securities and Exchange Commission

March 10, 2009

presented. In this regard, please expand your disclosure in Note 14 to specifically identify/discuss or cross-reference to a discussion of items that materially affect the comparability of your quarterly financial information. For example, your expanded disclosure should (i) quantify the impact of gains from the sales of company assets on the operating profit and net income of the applicable quarters and (ii) identify and discuss specific items that resulted in higher reported operating profit and net earnings during the second and third quarters of fiscal year 2007, if applicable. Refer to Item 302(a)(3) of Regulation S-K for further guidance.

Response: In future filings we will expand Note 14 Supplementary Information – Quarterly Financial Data to include a line item for “Gain on sales of assets” in the tabular quarterly information. We will also remove references to other footnotes and identify and discuss in the text of this note any specific material items which impact the comparability of the quarterly financial information presented. See Exhibit 3 for any example of the disclosure to be provided in future filings.

Form 10-Q: For the quarterly period ended September 30, 2008

ITEM 2. Management’s Discussion and Analysis

Liquidity, Capital Resources, and Other Matters

Vessel Construction and Acquisition Expenditures, page 26

Comment 12: We note that your company’s capital commitments may increase materially during interim periods due to the company’s commitment to the renewal of its fleet. For example, we note that you committed to the construction/acquisition of an additional eight vessels subsequent to the fiscal year ended March 31, 2008, which increased your aggregate gross capital commitments related to vessel construction/acquisition by approximately $200 million. However, the expected timing of the cash outlays related to your company’s additional capital commitments is not clear. To the extent that material capital commitments arise during your interim financial reporting periods, please (a) discuss the expected timing of the cash outflows attributable to such commitments or (b) consider providing an updated contractual obligations table within the liquidity and capital resources section of your Form 10-Q for the respective period. Refer to Rule 303(b) of Regulation S-K for further guidance.

Response: We continue throughout the year to make new commitments for the construction of new vessels. At any given quarter, the commitments can be materially different from that disclosed in the most recently filed Form 10-K. In future quarterly filings, we will disclose the expected timing of cash outlays for capital commitments existing at the interim balance sheet date. We have provided an example of this disclosure in Exhibit 4.

Securities and Exchange Commission

March 10, 2009

Schedule 14A filed June 27, 2008

Involvement in Certain Legal Proceedings, page 6

Comment 13: Refer to the final sentence of this section. We are unable to locate additional disclosure regarding the settlement with the Securities and Exchange Commission under “Legal Proceedings” in the Form 10-K or elsewhere in the filing. Please direct us to the additional disclosure and in future filings please include specific cross references to any additional disclosure included in the Form 10-K.

Response: The reference to additional disclosure was made in error. This reference was inadvertently carried forward from the prior year and will be deleted in future filings.

Compensation Discussion and Analysis

The Compensation Setting Process, page 19

Comment 14: We note the first full paragraph on page 21. In future filings, please identify the benchmark companies included in the general industry database.

Response: If and to the extent we benchmark in the future our executive compensation against a general industry database, we will identify those companies in future filings.

Summary Compensation Table, page 30

Comment 15: With respect to future filings, please consider whether all components of your annual cash incentive compensation are most appropriately characterized as non-equity compensation. For example, it appears that the individual performance award may be a discretionary bonus.

Response: In future filings we will consider whether the individual performance portion of our annual cash incentive compensation would be more appropriately disclosed as a discretionary bonus.

This letter confirms our understanding that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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March 10, 2009

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further detail, clarification, or discussion on these items is desired, please contact me at:

Tidewater Inc.

2000 West Sam Houston Parkway South

Suite 1280

Houston, TX 77042-2752

(713) 470-5231

or by e-mail at

qfanning@tdw.com

Sincerely,

TIDEWATER INC.

/s/ Quinn P. Fanning
Quinn P. Fanning
Executive Vice President and
Chief Financial Officer

Exhibit 1:

REVENUE BY VESSEL CLASS (in thousands): Fiscal Year 2008	First	Second	Third	Fourth	Year
United States-based fleet:
Deepwater vessels	$12,255	14,847	15,488	16,972	59,562
Towing-supply/supply	24,960	21,696	15,090	14,192	75,938
Crew/utility	5,857	6,640	6,124	5,674	24,295
Total	$43,072	43,183	36,702	36,838	159,795
International-based fleet:
Deepwater vessels	$60,958	56,842	63,024	59,991	240,815
Towing-supply/supply	145,526	157,185	171,132	175,945	649,788
Crew/utility	26,954	25,641	25,349	26,278	104,222
Offshore tugs	14,974	13,536	13,034	13,781	55,325
Other	1,407	981	1,429	1,372	5,189
Total	$249,819	254,185	273,968	277,367	1,055,339
Worldwide fleet:
Deepwater vessels	$73,213	71,689	78,512	76,963	300,377
Towing-supply/supply	170,486	178,881	186,222	190,137	725,726
Crew/utility	32,811	32,281	31,473	31,952	128,517
Offshore tugs	14,974	13,536	13,034	13,781	55,325
Other	1,407	981	1,429	1,372	5,189
Total	$292,891	297,368	310,670	314,205	1,215,134

Fiscal Year 2007	First	Second	Third	Fourth	Year
United States-based fleet:
Deepwater vessels	$12,779	15,003	17,100	16,955	61,837
Towing-supply/supply	33,982	35,532	32,638	25,458	127,610
Crew/utility	7,550	7,146	6,332	6,214	27,242
Offshore tugs	7,497	4,591	482	(12)	12,558
Total	$61,808	62,272	56,552	48,615	229,247
International-based fleet:
Deepwater vessels	$42,952	49,609	51,423	55,915	199,899
Towing-supply/supply	117,610	121,776	134,351	141,234	514,971
Crew/utility	20,256	21,700	23,696	25,018	90,670
Offshore tugs	14,996	14,776	13,374	15,298	58,444
Other	1,063	1,181	1,095	1,012	4,351
Total	$196,877	209,042	223,939	238,477	868,335
Worldwide fleet:
Deepwater vessels	$55,731	64,612	68,523	72,870	261,736
Towing-supply/supply	151,592	157,308	166,989	166,692	642,581
Crew/utility	27,806	28,846	30,028	31,232	117,912
Offshore tugs	22,493	19,367	13,856	15,286	71,002
Other	1,063	1,181	1,095	1,012	4,351
Total	$258,685	271,314	280,491	287,092	1,097,582

Fiscal Year 2006	First	Second	Third	Fourth	Year
United States-based fleet:
Deepwater vessels	$6,841	8,903	11,127	11,904	38,774
Towing-supply/supply	19,256	20,217	26,310	28,882	94,665
Crew/utility	5,457	6,755	8,230	8,471	28,913
Offshore tugs	3,728	4,844	5,043	4,407	18,022
Total	$35,282	40,718	50,710	53,664	180,374
International-based fleet:
Deepwater vessels	$35,556	34,739	39,763	40,903	150,961
Towing-supply/supply	88,481	96,764	105,184	110,333	400,762
Crew/utility	14,609	15,099	17,210	16,577	63,495
Offshore tugs	10,647	9,980	14,220	12,845	47,692
Other	817	930	999	952	3,698
Total	$150,110	157,512	177,376	181,610	666,608
Worldwide fleet:
Deepwater vessels	$42,397	43,641	50,890	52,807	189,735
Towing-supply/supply	107,737	116,981	131,494	139,215	495,427
Crew/utility	20,066	21,854	25,440	25,048	92,408
Offshore tugs	14,375	14,824	19,263	17,252	65,714
Other	817	930	999	952	3,698
Total	$185,392	198,230	228,086	235,274	846,982

i

Exhibit 2:

(13)	Segment and Geographic Distribution of Operations

The company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” and operates in two business segments: United States and International. The following table provides a comparison of revenues, operating profit, total assets, and depreciation and amortization and additions to properties and equipment for the years ended March 31. Vessel revenues and operating costs relate to vessels owned and operated by the company while other marine revenues relate to the activities of the company’s shipyards, brokered vessels and other miscellaneous marine-related businesses.

(In thousands)	2008	2007	2006
Revenues (A):
Vessel revenues:
United States	$159,795	229,247	180,374
International (B)	1,055,339	868,335	666,608

	1,215,134	1,097,582	846,982
Other marine revenues	55,037	27,678	30,635

	$1,270,171	1,125,260	877,617

Operating profit:
Vessel activity:
United States	$29,985	89,386	59,382
International	394,789	321,605	183,918

	424,774	410,991	243,300
Impairment of long-lived assets	—	—	(3,050)
Corporate expenses	(40,974)	(25,309)	(21,358)
Gain on sales of assets	11,449	42,787	86,337
Other marine services	6,776	2,736	6,342

Operating income	402,025	431,205	311,571
Foreign exchange (loss) gain	(891)	(1,543)	1,035
Equity in net earnings of unconsolidated companies	14,470	10,933	10,035
Interest income and other, net	16,957	19,897	9,945
Interest and other debt costs	(6,992)	(9,657)	(9,074)

Earnings before income taxes	$425,569	450,835	323,512

Total assets:
Marine:
United States	$523,723	591,855	566,706
International (B)	1,953,650	1,564,928	1,455,776

	2,477,373	2,156,783	2,022,482
Investments in and advances to unconsolidated Marine companies	27,433	24,423	34,308

	2,504,806	2,181,206	2,056,790
General corporate	246,974	468,092	307,750

	$2,751,780	2,649,298	2,364,540

Depreciation and amortization:
Marine equipment operations
United States	$18,675	25,071	22,070
International	100,680	90,363	84,824
General corporate depreciation	1,482	750	632

	$120,837	116,184	107,526

Additions to properties and equipment:
Marine equipment operations
United States	$50,154	65,289	46,543
International	326,655	178,803	121,437
General corporate	11,089	13,905	4,428

	$387,898	257,997	172,408

(A)	For fiscal 2008, 2007 and 2006, Chevron Corporation (including its worldwide subsidiaries and affiliates) accounted for 16.3%, 14.8% and 14.7%, respectively, of revenues while Petroleo Brasileiro SA accounted for 10.5% and 10.2% of revenue during fiscal 2008 and 2007, respectively.
(B)	Marine support services are conducted worldwide with assets that are highly mobile. Revenues are principally derived from offshore service vessels, which regularly and routinely move from one operating area to another, often to and from offshore operating areas in different continents. Because of this asset mobility, revenues and long-lived assets attributable to the company’s international marine operations in any one country are not “material” as that term is defined by SFAS No. 131. Equity in net assets of non-U.S. subsidiaries is $1.5 billion, $1.3 billion and $1.3 million at March 31, 2008, 2007 and 2006, respectively. Other international identifiable assets include accounts receivable and other balances denominated in currencies other than the U.S. dollar, which aggregate approximately $6.8 million, $8.0 million and $5.1 million at March 31, 2008, 2007, and 2006, respectively. These amounts are subject to the usual risks of fluctuating exchange rates and government-imposed exchange controls.

The following table discloses the amount of revenue in dollars for the company’s United States and International segments, and in total for the worldwide fleet, along with the respective percentage of vessel revenue:

Revenue by vessel class: (In thousands):	2008	% of Vessel Revenue	2007	% of Vessel Revenue	2006	% of Vessel Revenue
United States-based fleet:
Deepwater vessels	$59,562	5%	61,837	6%	38,774	5%
Towing-supply/supply	75,938	6%	127,610	12%	94,665	11%
Crew/utility	24,295	2%	27,242	2%	28,913	3%
Offshore tugs	—	—	12,558	1%	18,022	2%
Total	$159,795	13%	229,247	21%	180,374	21%
International-based fleet:
Deepwater vessels	$240,815	20%	199,899	18%	150,961	18%
Towing-supply/supply	649,788	53%	514,971	47%	400,762	47%
Crew/utility	104,222	9%	90,670	8%	63,495	7%
Offshore tugs	55,325	5%	58,444	5%	47,692	6%
Other	5,189	<1%	4,351	<1%	3,698	<1%
Total	$1,055,339	87%	868,335	79%	666,608	79%
Worldwide fleet:
Deepwater vessels	$300,377	25%	261,736	24%	189,735	22%
Towing-supply/supply	725,726	60%	642,581	59%	495,427	58%
Crew/utility	128,517	11%	117,912	11%	92,408	11%
Offshore tugs	55,325	5%	71,002	6%	65,714	8%
Other	5,189	<1%	4,351	<1%	3,698	<1%
Total	$1,215,134	100%	1,097,582	100%	846,982	100%

Exhibit 3:

(14)	Supplementary Information—Quarterly Financial Data (Unaudited)

Years Ended March 31, 2008 and 2007

(In thousands, except per share data)

2008	First	Second		Third		Fourth
Revenues	$305,482	319,046		314,215		331,428

Operating income (A)	$102,416	98,840		102,162		98,607

Net earnings	$87,542	86,466		89,370		85,385

Basic earnings per share	$1.56	1.57		1.67		1.64

Diluted earnings per share	$1.55	1.56		1.66		1.63

2007	First	Second		Third		Fourth
Revenues	$269,820	273,979		287,913		293,548

Operating income (A)	$91,368	125,364	(B)	111,339	(C)	103,134

Net earnings	$71,449	104,191	(B)	93,409	(C)	87,597

Basic earnings per share	$1.25	1.87	(B)	1.69	(C)	1.58

Diluted earnings per share	$1.23	1.86	(B)	1.67	(C)	1.56

(A)	Operating income consists of revenues less operating costs and expenses, depreciation, general and administrative expenses and gain on sales of assets of the company’s operations. Gains on sales of assets by quarter for fiscal 2008 and 2007 are as follows:

	First	Second	Third	Fourth
Fiscal 2008 Gain on sales of assets	$6,930	2,102	660	1,757

Fiscal 2007 Gain on sales of assets	$2,713	28,439	8,803	2,832

(B):	During the second quarter of fiscal 2007, the company sold 11 of its offshore tugs for a total cash price of $34.8 million. The sale resulted in an approximate $28.0 million pre-tax financial gain, or approximately $17.1 million after-tax, or $0.30 per diluted common share after tax.

(C):	During the third quarter of fiscal 2007, the company sold an additional three offshore tugs for a total cash price of $8.9 million. The sale resulted in an approximate $6.0 million pre-tax financial gain, or approximately $3.7 million after-tax, or $0.07 per diluted common share after tax.

Exhibit 4:

The table below summarizes by vessel class and vessel type the number of vessels expected to be delivered by quarter along with the expected cash outlay (in thousands) of the various vessel commitments as discussed above:

	Quarter Period Ended
Vessel class and type	12/08	03/09	06/09	09/09	12/09	Thereafter
Deepwater vessels:
Anchor handling towing supply	—	—	1	1	1	3
Platform supply vessels	—	3	2	3	1	13
Replacement Fleet:
Anchor handling towing supply	5	3	1	—	2	6
Platform supply vessels	—	2	1	1	1	1
Crewboats and offshore tugs:
Crewboats	—	2	1	1	—	—
Offshore tugs	—	—	—	2	—	—

Totals	5	10	6	8	5	23

Expected quarterly cash outlay $	116,295	97,278	60,428	87,961	93,531	322,825	(A)

(A)	The $322,825 of ‘Thereafter’ vessel construction obligations is expected to be paid out as follows: $33,588 in the remaining quarter of fiscal 2010, $144,775 during fiscal 2011, $ 132,740 during fiscal 2012 and $11,722 during fiscal 2013.

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